UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

On December 8, 2025, Ascentage Pharma Group International issued three press releases entitled (1) “ASH 2025 | Updated Data for Ascentage Pharma‘s Olverembatinib in Second-Line CML-CP Showing Encouraging Potential for Early-Line Treatment”, (2) “ASH 2025 | Ascentage Pharma Presents First Dataset from Phase III POLARIS-1 Study of Olverembatinib in Newly Diagnosed Ph+ ALL Shows a Best MRD-Negativity CR Rate Exceeding 60%” and (3) “ASH 2025 | Ascentage Pharma Presents Four-Year Follow-Up Data from Registrational Phase II Study of Olverembatinib, Reaffirming Differentiated Long-Term Efficacy and Safety in TKI-Resistant/Intolerant CML-CP”. A copy of each press release is furnished as Exhibits 99.1, 99.2 and 99.3 to this Report.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title

99.1	Press Release dated December 8, 2025
99.2	Press Release dated December 8, 2025
99.3	Press Release dated December 8, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: December 9, 2025	/s/ Dajun Yang
	Name:	Dajun Yang
	Title:	Chief Executive Officer

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